1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                      No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            )

News Release

Contact: Siliconware Precision Industries Co., Ltd. No.45, Jieh Show Rd. Hsinchu Science Park, Hsinchu Taiwan, 30056 www.spil.com.tw	Janet Chen, IR Director janet@spil.com.tw +886-3-5795678#3675 Byron Chiang, Spokesperson byronc@spil.com.tw +886-3-5795678#3671

Siliconware Precision Industries Reports a 10.5% Quarter-over-Quarter

Decline in Revenues Resulting in Earnings per Share of NT$ 0.48 or

Earnings per ADS of US$ 0.08 for First Quarter 2010

Taichung, Taiwan, April 28, 2010–Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the first quarter of 2010 were NT$ 15,688 million, which represented a 10.5% decline in revenues compared to the fourth quarter of 2009 and a 63.1% increase in revenues compared to the first quarter of 2009. SPIL reported a net income of NT$ 1,514 million for the first quarter of 2010, compared with a net income of NT$ 4,303 million and a net income of NT$ 262 million for the fourth quarter of 2009 and the first quarter of 2009, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.48, and diluted earnings per ADS was US$ 0.08.

All figures were prepared in accordance with R.O.C. GAPP on a consolidated basis.

Operating results review:

•

For the first quarter of 2010, net revenues from IC packaging were NT$ 14,321 million and represented 92% of total net revenues. Net revenues from testing operations were NT$ 1,367 million and represented 8% of total net revenues.

•	Cost of goods sold was NT$ 13,175 million, representing a decrease of 5.9% compared to the fourth quarter of 2009 and an increase of 50.2% compared to the first quarter of 2009.

•

Raw materials costs were NT$ 7,610 million for the first quarter of 2010, and represented 48.5% of total net revenues, whereas raw materials costs were NT$ 8,190 million and represented 46.7% of total net revenues for the fourth quarter of 2009.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 122 million.

•

Gross profit was NT$ 2,513 million for the first quarter of 2010, representing a gross margin of 16.0%, which decreased from a gross margin of 20.1% for the fourth quarter of 2009 and was up from 8.8% for the first quarter of 2009.

•

Total operating expenses for the first quarter of 2010 were NT$ 797 million, which included selling expenses of NT$ 131 million, administrative expenses of NT$ 338 million and R&D expenses of NT$ 328 million. Total operating expenses represented 5.1% of total net revenues for the first quarter of 2010.

•	The accrued expenses of bonuses to employees, directors and supervisors accounting for under operating expenses totaled NT$ 44 million.

•

Operating income was NT$ 1,716 million for the first quarter of 2010, representing an operating margin of 10.9%, which decreased from 14.6% for the fourth quarter of 2009 and increased from 1.1% for the first quarter of 2009.

•

Net income before tax was NT$ 1,773 million for the first quarter of 2010, which decreased from a net income of NT$ 4,640 million for the fourth quarter of 2009 and increased from a net income of NT$ 317 million for the first quarter of 2009.

•

Income tax expense was NT$ 259 million for the first quarter of 2010, compared with income tax expense of NT$ 337 million for the fourth quarter of 2009 and income tax expense of NT$ 55 million for the first quarter of 2009.

•

Net income was NT$ 1,514 million for the first quarter of 2010, which decreased from a net income of NT$ 4,303 million for the fourth quarter of 2009 and increased from a net income of NT$ 262 million for the first quarter of 2009.

•	Total number of shares outstanding was 3,147 million shares as of Mar 31,2010. Diluted earnings per ordinary share for this quarter was NT$ 0.48, or US$ 0.08 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 21,198 million as of Mar 31, 2010 from NT$ 19,615 million as of Dec 31, 2009, and NT$ 19,427 million as of Mar 31, 2009.

•	Capital expenditures for the first quarter of 2010 totaled NT$ 2,047 million, which included NT$ 1,601 million for packaging equipment and NT$ 446 million for testing equipment.

•	Total depreciation expenses for the first quarter of 2010 totaled NT$ 2,100 million, which included NT$ 1,586 million was from packaging operations and NT$ 514 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 14,321 million for the first quarter of 2010, which represented a decrease of NT$ 1,741 million or 10.8% compared to the fourth quarter of 2009.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & FCBGA accounted for 42%, 30% and 18%, respectively, of total net revenues for the first quarter of 2010.

•

Capital expenditures for IC packaging operations totaled NT$ 1,601 million for the first quarter of 2010, which included NT$ 1,188 million for packaging and building construction and NT$ 413 million for wafer bumping operations.

•	As of Mar 31, 2010 we had 5,855 wirebonders installed, of which 300 were added and 58 were disposed in the first quarter of 2010.

IC testing service:

•	Net revenues from testing operations were NT$ 1,367 million for the first quarter of 2010, which represented a decrease of NT$ 99 million or 7.0% compared to the fourth quarter of 2009.

•	Capital expenditures for testing operations totaled NT$ 446 million for the first quarter of 2010.

•	As of Mar 31, 2010 we had 424 testers installed, of which 3 were added in the first quarter of 2010.

Revenue Analysis

•	Breakdown by end applications:

By application	1Q10	4Q09
Computing	21%	22%
Communication	47%	47%
Consumer	19%	17%
Memory	13%	14%

•	Breakdown by packaging type:

By packaging type	1Q10	4Q09
Bumping & FCBGA	18%	16%
Substrate Based	42%	44%
Leadframe Based	30%	30%
Testing	8%	8%
Others	2%	2%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited consolidated basis. Audited consolidated financial figures will be publicly announced upon the completion of our audit process. The investment gains or losses of our company for the three months ended Mar 31, 2010 reflect our gains or losses attributable to the first quarter of 2010 unaudited financial results of several of our investees which are evaluated under the equity method. The unaudited consolidated financial data for our company for the three months ended Mar 31, 2010, is not necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Mar 31, 2010 and 2009

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Mar 31,2010			Mar 31,2009		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and cash equivalent	666,617	21,198,416	26	19,426,966	27	1,771,450	9
Accounts receivable	338,004	10,748,521	13	7,441,082	10	3,307,439	44
Inventories	97,864	3,112,062	4	2,055,985	3	1,056,077	51
Other current assets	64,795	2,060,493	3	1,392,831	3	667,662	48

Total current assets	1,167,280	37,119,492	46	30,316,864	43	6,802,628	22

Long-term investments	131,410	4,178,844	5	1,796,298	2	2,382,546	133
Fixed assets	2,386,214	75,881,590	95	71,644,463	99	4,237,127	6
Less accumulated depreciation	(1,210,867)	(38,505,567)	-48	(34,780,942)	-48	(3,724,625)	11

Net fixed assets	1,175,347	37,376,023	47	36,863,521	51	512,502	1

Other assets	56,151	1,785,595	2	2,888,921	4	(1,103,326)	-38

Total Assets	2,530,187	80,459,954	100	71,865,604	100	8,594,350	12

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Short-term loans	5,442	173,050	—	525,007	1	(351,957)	-67
Accounts payable	239,337	7,610,925	10	4,030,446	5	3,580,479	89
Current portion of long-term debt	—	—	—	747,807	1	(747,807)	-100
Other current liability	261,673	8,321,217	10	4,121,348	5	4,199,869	102
Long-term loans	—	—	—	2,243,420	3	(2,243,420)	-100
Other liabilities	1,243	39,529	—	50,667	—	(11,138)	-22

Total Liabilities	507,696	16,144,721	20	11,718,695	15	4,426,026	38

Stockholders’ Equity
Capital stock	979,988	31,163,611	39	31,525,899	44	(362,288)	-1
Capital reserve	517,406	16,453,526	20	16,820,211	24	(366,685)	-2
Legal reserve	179,887	5,720,419	7	5,089,066	7	631,353	12
Retained earnings	328,643	10,450,860	13	6,715,220	9	3,735,640	56
Unrealized gain or loss on financial instruments	10,683	339,720	1	385,578	1	(45,858)	-12
Cumulated translation adjustment	5,884	187,097	—	405,119	1	(218,022)	-54
Treasury stock	—	—	—	(794,184)	-1	794,184	-100

Total Equity	2,022,492	64,315,233	80	60,146,909	85	4,168,324	7

Total Liabilities & Shareholders’ Equity	2,530,187	80,459,954	100	71,865,604	100	8,594,350	12

Forex ( NT$ per US$ )		31.80		33.91

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Mar 31							Sequential Comparison
	USD	1Q 2010 NTD		%	1Q 2009 NTD		YOY change %	1Q 2010 NTD	4Q 2009 NTD		QOQ change %
Revenues	491,187		15,688,515	100.0		9,619,285	63.1	15,688,515		17,527,853	-10.5
Cost of Goods Sold	(412,499)		(13,175,234)	-84.0		(8,769,923)	50.2	(13,175,234)		(14,005,063)	-5.9

Gross Profit	78,688		2,513,281	16.0		849,362	195.9	2,513,281		3,522,790	-28.7

Operating Expenses
Selling Expenses	(4,098)		(130,894)	-0.8		(90,896)	44.0	(130,894)		(294,328)	-55.5
Administrative Expenses	(10,593)		(338,338)	-2.2		(415,868)	-18.6	(338,338)		(286,519)	18.1
Research and Development Expenses	(10,261)		(327,738)	-2.1		(240,373)	36.3	(327,738)		(390,065)	-16.0

	(24,952)		(796,970)	-5.1		(747,137)	6.7	(796,970)		(970,912)	-17.9

Operating Income	53,735		1,716,311	10.9		102,225	1579.0	1,716,311		2,551,878	-32.7

Non-operating Income	2,611		83,405	0.5		247,184	-66.3	83,405		2,117,197	-96.1
Non-operating Expenses	(842)		(26,899)	-0.2		(31,980)	-15.9	(26,899)		(28,852)	-6.8

Income from Continuing Operations before Income Tax	55,505		1,772,817	11.3		317,429	458.5	1,772,817		4,640,223	-61.8
Income Tax Credit (Expenses)	(8,115)		(259,206)	-1.7		(55,644)	365.8	(259,206)		(337,611)	-23.2

Net Income	47,389		1,513,611	9.6		261,785	478.2	1,513,611		4,302,612	-64.8

Earnings Per Ordinary Share - Diluted		NT$	0.48		NT$	0.08			NT$	1.37

Earnings Per ADS - Diluted		US$	0.08		US$	0.01			US$	0.21

Weighted Average Outstanding Shares - Diluted (‘k)			3,147,250			3,136,087				3,138,273

Forex ( NT$ per US$ )			31.94			33.96				32.30

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 3 Months Ended on Mar 31, 2010 and 2009

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months, 2010		3 months, 2009
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	47,598	1,513,611	261,785
Depreciation	66,026	2,099,635	2,222,989
Amortization	3,346	106,404	142,328
Gains on disposal of long-term investment	—	—	(5,871)
Change in working capital & others	2,874	91,404	(1,369,324)

Net cash flows provided from operating activities	119,844	3,811,054	1,251,907

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(64,380)	(2,047,287)	(479,454)
Proceeds from disposal of equipments	78	2,481	1,208
Payment for deferred charges/other changes	(4,009)	(127,496)	(29,106)

Net cash used in investing activities	(68,311)	(2,172,302)	(507,352)

Cash Flows from Financing Activities:
Repayment for short-term loan	(1,608)	(51,132)	(152,292)
Proceeds from the exercise of employee stock option/other charges	1	33	(24,009)

Net cash provided from financing activities	(1,607)	(51,099)	(176,301)

Foreign currency exchange effect	(138)	(4,398)	17,747

Net increase (decrease) in cash and cash equivalents	49,788	1,583,255	586,001

Cash and cash equivalents at beginning of period	616,829	19,615,161	18,840,965

Cash and cash equivalents at end of period	666,617	21,198,416	19,426,966

Forex ( NT$ per US$ )		31.80	33.91

(1)	: All figures are under ROC GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: April 28, 2010	By:	/S/ MS. EVA CHEN
Eva Chen
Chief Financial Officer